Exhibit 99.1

SEALSQ Announces Majority Investment in Wecan Group and CHF 5 Million Strategic Commitment to Accelerate Post-Quantum AI Compliance Co-Pilot for Global Financial Institutions

Following an initial 28% equity stake acquired one year ago, SEALSQ increases its ownership in Wecan Group to a majority position, strengthening its ability to deliver secure, AI-powered compliance solutions and post-quantum financial infrastructure for the global financial industry

Geneva, Switzerland, June 2, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced that it has acquired a majority equity stake in Wecan Group, following an initial 28% investment made one year ago.

As part of this strategic transaction, SEALSQ will invest CHF 5 million to accelerate Wecan Group’s development and support the deployment of next-generation compliance Co-Pilote and post-quantum financial security solutions for the global financial industry. The investment has been made using the Company’s Quantum Fund, SEALQUANTUM.com, an internal strategic investment initiative of SEALSQ using a dedicated allocation of our cash with the goal of accelerating the development of a fully integrated Quantum Vertical Sovereign Stack through investments in carefully selected quantum computing startups in the United States and Europe.

Wecan Group has established itself as a trusted technology provider for leading private banks and financial institutions, with clients including Pictet, Lombard Odier, Edmond de Rothschild, Syz and Barclays, among others. Wecan Group’s solutions are designed to help financial institutions streamline client data management, compliance workflows and lifecycle processes in a secure and collaborative environment.

Through this majority participation, SEALSQ and Wecan Group intend to accelerate the implementation of an AI-powered Compliance Copilot, built on a secure post-quantum infrastructure. The platform will integrate advanced Post-Quantum Cryptography (PQC) technologies, quantum-resistant Hardware Security Modules (HSMs), secure digital identity frameworks and blockchain-based trust mechanisms designed to protect sensitive financial and digital asset ecosystems against future quantum computing threats.

The objective is to provide financial institutions, wealth managers and fintech with a trusted platform capable of optimizing the processing of sensitive client information across the entire client lifecycle, from onboarding to periodic reviews, transaction monitoring, anti-money laundering (AML) and know-your-customer (KYC) compliance.

The initiative aims to further support the development of:

●	Quantum-resistant authentication and transaction signing for digital banking

●	Trusted AI governance and explainable compliance algorithms for regulated financial institutions

●	Hardware Root of Trust and secure element technologies for financial applications

●	Confidential AI and encrypted data processing leveraging homomorphic encryption and secure semiconductors

●	Quantum-resilient digital identity systems for institutional and retail financial ecosystems

In addition, Wecan Group and SEALSQ plan to cooperate closely with SEALSQ’s parent company, WISeKey International Holding Ltd (SIX: WIHN; NASDAQ: WKEY), a global leader in cybersecurity, digital identity and IoT, to integrate the WISeID digital identity ecosystem into financial services and digital asset platforms. This collaboration aims to provide financial institutions and cryptocurrency ecosystems with trusted, sovereign and post-quantum secure digital identity solutions enabling secure customer authentication, compliant onboarding, digital signatures, identity verification and trusted access management across banking, wealth management and blockchain applications.

The integration of WISeID technologies is intended to strengthen compliance and security capabilities by enabling:

●	Post-quantum secure digital identity verification for financial clients

●	Trusted electronic signatures and transaction authentication

●	Secure identity wallets for banking and digital assets

●	Sovereign identity frameworks aligned with global financial regulations

●	Secure onboarding and KYC/AML identity validation

●	Cross-border trusted digital identity interoperability for financial institutions and blockchain ecosystems

●	Hardware-backed authentication leveraging SEALSQ secure semiconductors and WISeKey Root of Trust infrastructure

By combining Wecan Group’s compliance expertise, SEALSQ’s post-quantum semiconductor and cryptographic technologies, and WISeKey’s trusted digital identity infrastructure, the partnership aims to create one of the first integrated quantum-resilient trust platforms for the global financial and digital asset industries.

In private banking and financial services, client and transaction data represent some of the most sensitive and strategically important information managed by institutions. Combining post-quantum security with AI-driven optimization of compliance is increasingly becoming a critical requirement in light of rising cybersecurity threats, the emergence of quantum computing risks, evolving regulatory expectations around algorithms and data governance, and the accelerated institutional adoption of tokenized finance.

Carlos Moreira, CEO of SEALSQ commented: “Our majority investment in Wecan Group represents a significant step in SEALSQ’s strategy to bring post-quantum security to the most sensitive sectors of the global economy. Financial institutions and digital asset platforms are entering a new era in which cybersecurity, compliance automation, digital identity and trusted AI must converge. At the same time, cryptocurrencies and blockchain infrastructures must evolve toward quantum resilience to preserve long-term trust and security. By combining SEALSQ’s post-quantum technologies, Wecan Group’s expertise in private banking compliance infrastructure and WISeKey’s trusted digital identity ecosystem, we aim to deliver a secure and scalable trust platform for the financial industry and the digital asset economy worldwide.”

Vincent Pignon, Founder and CEO of Wecan Group added: “Wecan Group was created to help financial institutions manage trust, compliance and sensitive client information more efficiently. With SEALSQ as a majority shareholder and strategic technology partner, we are entering a new phase of growth. This investment will allow us to accelerate the deployment of our Compliance Management Copilot and strengthen our infrastructure with post-quantum security capabilities, providing banks and financial institutions with future-ready solutions for client lifecycle.”

The transaction reinforces SEALSQ’s positioning at the intersection of post-quantum cybersecurity, digital identity, trusted AI, blockchain security and regulated financial infrastructure, and supports its ambition to address the most demanding security, compliance and digital asset protection needs of global financial institutions and the emerging tokenized economy.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA, which specializes in RoT and PKI solutions for secure authentication and identification in IoT, blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and houses the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About Wecan Group

Wecan Group is a Swiss technology company founded in 2015 by Dr. Vincent Pignon, with a mission to help financial institutions securely optimize the management of their compliance processes. Its platform is a solution for orchestrating onboarding, change-of-circumstance and periodic-review processes for the end clients of regulated institutions—whether individuals, companies, trusts or others. Through a secure and standardized data-exchange protocol, Wecan Group has supported more than 100 financial institutions across over five countries, including some of the world’s most prestigious private banks such as Pictet, Lombard Odier, Edmond de Rothschild, Syz and Barclays, as well as financial intermediaries and fintech. The company offers products designed to onboard clients digitally, manage KYC and AML analysis, account openings, contract generation and periodic reviews, all while ensuring regulatory compliance with full auditability.

For more information, please visit www.wecangroup.ch.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp	SEALSQ Investor Relations (US)
Carlos Moreira	The Equity Group Inc.
Chairman & CEO	Lena Cati
Tel: +41 22 594 3000	Tel: +1 212 836-9611
info@sealsq.com	Lena.cati@theequitygroup.com

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